Exhibit 6.3

PROMISSORY NOTE

$3,000,000.00 New York, New York

September 25, 2017

FOR VALUE RECEIVED, GME Innotainment, Inc., a Florida Corporation (the "Maker") hereby promise to pay to the order of PureSafe Water Systems, Inc. (the "Holder"), a Delaware Corporation, the principal sum of Three Million Dollars ($3,000,000.00).

1. Interest. Subject to any imposition of a default rate of interest under Section 4 hereof, the principal balance outstanding under this Note shall bear simple interest at the rate of five percent (5.0%) per annum.

2. Maturity. The entire indebtedness evidenced by this Note, including the entire principal balance outstanding hereunder, any and all unpaid interest accrued thereon and any and all other amounts due and owing hereunder, shall be due and payable in full September 30, 2022 (the "Maturity Date") .

3. Payment. All payments made hereunder shall be made in lawful money of the United States of America without setoff, deduction or counterclaim by Maker of any kind whatsoever.

4. Default Interest. In the event of a "Default" (as defined in Section 6 hereof) under this Note, the principal balance outstanding under this Note, from time to time, shall bear interest at the rate of ten percent (10%) per annum, until such Default and any and all other Defaults hereunder are cured.

5. Prepayment. This Note may be prepaid, at any time and from time to time, in whole or in part, without premium, fee or penalty.

6. Default. Maker shall be in "Default" under this Note upon the occurrence of any of the following events:

(a) Maker's failure to make any payment of interest, principal or other amount hereunder, on the date first due and payable;

(b) Maker's admission in writing of Maker's inability to pay Maker's debts as such debts become due;

(c) Maker's filing of any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or under any other law for the relief of, or relating to, debtors; or

(d) Maker's failure to have dismissed or vacated within thirty (30) days following the date of filing any involuntary petition against Maker under any bankruptcy, reorganization, insolvency or moratorium law or under any other law for the relief of, or relating to, debtors.

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Notwithstanding any other provision of this Note to the contrary, upon the occurrence of a Default, Holder may, at Holder's option but with written notice to Maker, declare immediately due and payable the entire indebtedness evidenced by this Note, including the entire principal balance outstanding hereunder, any and all unpaid interest accrued thereon and any and all other amounts due and owing under this Note.

7. No Waiver. No delay or omission on the part of Holder in exercising any right under this Note shall operate as a waiver of that right on any future occasion or of any other rights under this Note.

8. Costs and Attorney’s Fees. If Holder institutes any collection effort, of any nature whatsoever (expressly including any collection efforts in any bankruptcy case), for any amount due and payable hereunder following a Default, then Maker shall pay to Holder forthwith any and all reasonable costs and expenses of collection actually incurred by Holder, including, without limitation, reasonable attorneys fees, accounting fees, expert witness fees and related costs, whether or not suit or other action or proceeding is instituted. The payment of any and all such costs and expenses shall be fully secured by any and all instruments securing this Note and fully assured by any and all instruments assuring payment of this Note. If either party to this Note commences any mediation, arbitration, administrative proceeding or judicial proceeding (each, a "Proceeding") to enforce or interpret any term, condition or other provision of this Note, the prevailing party in such Proceeding shall be entitled to recover reasonable attorneys fees, accounting fees, expert witness fees and related costs incurred by such prevailing party in such Proceeding from the non-prevailing party, in addition to any other relief to which such prevailing party may be entitled.

9. Compliance with Laws. Notwithstanding any provision of this Note to the contrary, the total liability for payments in the nature of interest shall not exceed the limits imposed by the applicable usury laws of the State of New York. If, from any circumstances whatsoever, fulfillment of any provision hereof or of any other agreement evidencing, securing or otherwise assuring payment of the debt, at the time performance of such provisions shall be due, shall involve the payment of interest in excess of that authorized by law, and if from any circumstances, Holder shall ever receive as interest an amount which would exceed the highest lawful rate applicable to Maker, such amount which would be excessive interest shall be applied to the reduction of the principal balance outstanding under this Note and not to the payment of interest.

10. Severability. The provisions of this Note are intended by Maker to be severable and divisible, and the invalidity or unenforceability of a provision or term herein shall not invalidate or render unenforceable the remainder of this Note or any part thereof.

11. Governing Law; Jurisdiction. This Note and the respective rights, powers, privileges and authority and the respective duties, obligations and liabilities of the parties under this Note shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of New York without giving effect, principle or doctrine regarding conflicts of laws. The parties hereto hereby irrevocably consent to the jurisdiction of any court of competent jurisdiction located in New York County, New York in connection with any action or proceeding brought by a party and arising out of or relating to this Note.

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IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date first stated above.

GME INNOTAINMENT, INC.

By:	/s/ Matthew Miller
Matthew Miller
Chief Executive Officer

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